UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):              [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [ X ] Form 10-Q  [ ] Form N-SAR

For Period Ended:                   March 31, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_______

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         N/A

PART I--REGISTRANT INFORMATION

NORD RESOURCES CORPORATION
Full Name of Registrant:

N/A
Former Name if Applicable:

201 Third Street, NW, Suite 1750
Address of Principal Executive
Office (Street and Number):

Albuquerque, NM 87197
City, State and Zip Code:

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[ ]           (a)         The reasons described in reasonable detail in Part III of this Form could not be eliminated without                              unreasonable effort or expenses;

[ X ]       (b)         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, 11-                             K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following                              the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or                              portion thereof will be filed on or before the fifth calendar day following the prescribed due date;                             and

[ ]           (c)         The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if                              applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nord Resources Corporation continues to experience turnover of key personnel in the Finance Department. The Controller resigned April 30, and has not yet been replaced. The Company has arranged for a contractor to complete the preparation of financial statements and allow the 10-Q to be filed as soon as possible.

PART IV--OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

John P. Griffith	505	766-9955
(Name)	(Area Code)	(Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

     [X] Yes      [ ] No

_______________________________________________________________________

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last           fiscal year will be reflected by the earnings statements to be included in the subject report or portion           thereof?                          [ ] Yes      [ X ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,            state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant is releasing its earnings statements for the periods ended           March 31, 2000
         contemporaneously with the filing of this Form 12b-25.           [ ] Yes      [ X ] No

NORD RESOURCES CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2000	By: /s/ John P. Griffith
Name: John P. Griffith
Title: Acting Chief Financial Officer